December 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 296-4375

Eileen M. Campbell
Vice President, Human Resources
Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056

> **Re:** **Marathon Oil Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2007**
> **File No. 033-07065**

Dear Ms. Campbell:

We have reviewed your response letter dated October 19, 2007, and have the following comments. Please respond to our comments by December 26, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Benchmarking, page 44

1. We note your response to our prior comment 5 and reissue the comment in part. Please disclose the percentiles represented by the actual compensation paid in 2006.

Base Salary, page 45

2. Please revise to disclose, on an officer by officer basis, how each of the factors referenced in your response to our prior comment 6 were considered in adjusting the base salary of the named executive officers.

Company Performance Metrics, page 46

3.   We note your response to prior comment 7 of our letter dated August 21, 2007, and we reissue that comment. Please advise us whether the disclosure of the performance targets for 2007 would cause you competitive harm or otherwise state that the targets are not material.

4.   We note your response to our prior comment 8 and reissue the comment. Please identify the material differences in compensation policies with respect to the individual named executive officers. For example, explain why total compensation and compensation by element varies in value from officer to officer. Disclose whether any individual contributions of the named executive officers were considered in setting their compensation at the disclosed levels. Alternatively, please tell us that there were no material differences in your compensation policies.

5.   We note your response to our prior comment 10 and reissue the comment. It is still unclear how the formula for calculating the performance unit awards works. Your disclosure would be enhanced if you explain in clear terms how the 2004 performance unit awards were calculated. You indicate that because you ranked second in total stockholder return among the XOI companies, you adjusted the payout target and set it at 183%. Explain how the payout target was then applied in calculating the performance unit award.

   Please contact me at (202) 551-3687 with any questions.

                                        Sincerely,

                                        Carmen Moncada-Terry
                                        Attorney Advisor